UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*
                 -------------------------------

                     TELEPANEL SYSTEMS INC.
                        (Name of Issuer)

                Common Shares, without par value
                 (Title of Class of Securities)

                             879434
                         (CUSIP Number)
                --------------------------------

                       Howard Kailes, Esq.
                 Krugman Chapnick & Grimshaw LLP
                     Park 80 West-Plaza Two
                 Saddle Brook, New Jersey 07663
(201) 845-3434
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                 -------------------------------
                         April 22, 1998
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e),
240.13d-1(f) or 240.13d-1(g), check the following box.
                                                  ------

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 879434

1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF
     ABOVE PERSON

     Electronic Retailing Systems International, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
     Instructions)

     (a)
         -----
     (b)
         -----
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3    SEC USE ONLY

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4    SOURCE OF FUNDS (See Instructions)

     Not applicable
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

     See Item 2(d)
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

         -0-
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8    SHARED VOTING POWER

         -0-
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9    SOLE DISPOSITIVE POWER

         -0-
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10   SHARED DISPOSITIVE POWER

         -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
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

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)

     (see footnote 1)
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     -0-

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14   TYPE OF REPORTING PERSON (See Instructions)

      CO


----------------------------
(1)  On October 29, 1997, Electronic Retailing Systems
     International, Inc. and Telepanel Systems Inc. executed a
     Combination Agreement dated such date, which was terminated by agreement dated April 22, 1998.

                     INTRODUCTORY STATEMENT
                     ----------------------

     Pursuant to Reg. Section 240.13d-2, this Amendment No. 2 to
Schedule 13D discloses changes in the Statement on Schedule 13D dated October 29, 1997, as amended by Amendment No. 1 thereto dated March 17, 1998 (together, the "Amended Statement on Schedule 13D"), filed by Electronic Retailing Systems International, Inc. ("ERS"), and therefore does not restate the items therein in their entirety.


Item 4.  Purpose of Transaction.
         ----------------------

     On April 22, 1998, ERS and Telepanel Systems Inc. ("Telepanel") executed a formal agreement (the "Termination Agreement") to terminate their previously reported agreement of October 1997 contemplating a combination of the two companies, and executed reciprocal releases thereunder. In addition, the parties agreed: (i) to terminate their previously reported joint distribution agreement; (ii) that ERS would withdraw its demand for acceleration of repayment of the outstanding working capital advances to the joint venture created under the joint distribution agreement (in the amount of $2,000,000); and (iii) that such balances, which are secured by all of the assets of Telepanel (such collateral subordinated in right to specified bank indebtedness but prior in right to any other interest), would be due on October 5, 1998, subject to earlier repayment from equity or debt offerings of Telepanel. Reference is hereby made to the full text of the Termination Agreement filed as Exhibit A to this Amended Statement on Schedule 13D for further information with respect to the termination accomplished thereby, which is hereby incorporated by reference into this item and qualifies all matters set forth herein.


Item 6.  Contracts, Arrangements, Undertakings or Relationships
                with Respect to Securities of the Issuer.
         ---------------------------------------------------------
-

     For information with respect to termination of the previously reported combination agreement between ERS and Telepanel, see Item 4 herein, which is hereby incorporated by reference into this item.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

     Exhibit A   -  Termination Agreement dated as of April 22,
                    1998 between ERS and Telepanel.

                            SIGNATURE
                            ---------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 1998                 ELECTRONIC RETAILING SYSTEMS
                                    INTERNATIONAL, INC.


                                   By s/Michael B. Persky
                                     ----------------------------
                                      Michael B. Persky
                                      President - Chief Operating
                                        Officer

                        INDEX TO EXHIBITS


Exhibit A  -   Termination Agreement dated as of April
               22, 1998 between ERS and Telepanel